                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 3

                             UNITED AUTO GROUP, INC.

                                (Name of Issuer)

                   COMMON SHARES (PAR VALUE $0.0001 PER SHARE)
                         (Title of Class of Securities)

                                   909440 10 9
                                 (CUSIP Number)

                       MR. MUNEMASA IZUMI, GENERAL MANAGER
                            FIRST BUSINESS DEPARTMENT
                          FIRST MOTOR VEHICLES DIVISION
                MOTOR VEHICLES, MARINE & AEROSPACE BUSINESS UNIT
                               MITSUI & CO., LTD.
                             2-1 OHTEMACHI 1-CHOME,
                             CHIYODA-KU TOKYO, JAPAN
                            (PHONE) + 81-3-3285-4289

                       MR. SHIGEO ENOMOTO, GENERAL MANAGER
                    DETROIT MACHINERY & AUTOMOTIVE DEPARTMENT
                            SECOND MACHINERY DIVISION
                           MITSUI & CO. (U.S.A.), INC.
                                 DETROIT OFFICE
                          1000 TOWN CENTER, SUITE 1900
                              SOUTHFIELD, MI 48075
                              (PHONE) 248-948-4171

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:
                             WILLIAM D. REGNER, ESQ.
                            DEBEVOISE & PLIMPTON LLP
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000

                                 MARCH 26, 2004
         (Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D

                                                          CUSIP NO.  909440 10 9

(1)       NAME OF REPORTING PERSON

          Mitsui & Co., Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          98-0110185
--------------------------------------------------------------------------------
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a)       [X]

                                                                   (b)       [ ]
--------------------------------------------------------------------------------
(3)       SEC USE ONLY


--------------------------------------------------------------------------------
(4)       SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------

(5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]
--------------------------------------------------------------------------------

(6)       CITIZENSHIP OR PLACE OF ORGANIZATION
          Japan
--------------------------------------------------------------------------------

 NUMBER OF SHARES    (7)               SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING                     0
    PERSON WITH      -----------------------------------------------------------
                     (8)               SHARED VOTING POWER

                                       7,221,349
                     -----------------------------------------------------------
                     (9)               SOLE DISPOSITIVE POWER

                                       0
                     -----------------------------------------------------------
                     (10)              SHARED DISPOSITIVE POWER


                                       7,221,349
--------------------------------------------------------------------------------
(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,221,349 (1)
--------------------------------------------------------------------------------
(12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (1)                                                                [X]

--------------------------------------------------------------------------------
(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.7%
--------------------------------------------------------------------------------

(14)      TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------
(1) The parties to the Stockholders Agreement (as defined in Item 6) may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

                                                         CUSIP NO.  909440 10 9

(1)       NAME OF REPORTING PERSON

          Mitsui & Co. (U.S.A.), Inc.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          13-2559853
--------------------------------------------------------------------------------
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                  (a)        [X]

                                                                  (b)        [ ]
--------------------------------------------------------------------------------
(3)       SEC USE ONLY

--------------------------------------------------------------------------------
(4)       SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
(5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------------------------------------------------------------------------------
(6)       CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
 NUMBER OF SHARES    (7)               SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING                     0
    PERSON WITH      -----------------------------------------------------------

                     (8)               SHARED VOTING POWER

                                       7,221,349
                     -----------------------------------------------------------
                     (9)               SOLE DISPOSITIVE POWER

                                       0
                     -----------------------------------------------------------
                     (10)              SHARED DISPOSITIVE POWER

                                       7,221,349
--------------------------------------------------------------------------------
(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,221,349 (1)
--------------------------------------------------------------------------------

(12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
          (1)

--------------------------------------------------------------------------------
(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.7%
--------------------------------------------------------------------------------
(14)      TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

(1) The parties to the Stockholders Agreement (as defined in Item 6) may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

      This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D initially filed by the Reporting Persons on April 11, 2003, as amended by Amendment No. 1 filed on April 24, 2003 and by Amendment No. 2 filed on February 17, 2004 (the "Statement"). Information reported in the Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. Capitalized terms used and not defined in this Amendment No. 3 shall have the meanings set forth in the Statement.

ITEM 4. PURPOSE OF TRANSACTION

      Item 4 of the Statement is hereby amended and supplemented as follows:

      On March 26, 2004, Mitsui Japan and Mitsui USA completed the acquisition from the Company of 3,240,000 shares of Common Stock and 810,000 shares of Common Stock, respectively, in accordance with the terms of the Purchase Agreement, dated as of February 16, 2004, between the Reporting Persons, International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., Penske Corporation, Penske Automotive Holdings Corp., and the Company. In connection with the completion of the acquisition, Mitsui Japan, Mitsui USA and the other parties to the agreements entered into the Termination Agreement, the Stockholders Agreement, and the Registration Rights Agreement, in substantially the forms filed as Exhibits 7, 8 and 9 to Amendment No. 2 to the Statement filed on February 17, 2004.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) The Reporting Persons beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 7,221,349 shares of Common Stock. The Common Stock owned by the Reporting Persons constitutes approximately 15.7% of the Common Stock issued and outstanding after giving effect to the acquisition reported in this Amendment No. 3, computed on the basis of 41,819,449 shares of Common Stock issued and outstanding as of March 1, 2004 (as set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2003). To the Reporting Persons' knowledge, other persons named in
Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, any Common Stock.

      The parties to the Stockholders Agreement may be deemed to constitute a "group" within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the Penske entities, the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by the other stockholder parties to the Stockholders Agreement.

      (b) Mitsui Japan and Mitsui USA have the shared power to vote and dispose of 7,221,349 shares of Common Stock.

      (c) Transactions in the Common Stock that were effected during the past sixty days by the Reporting Persons are set forth below:

      On March 26, 2004, Mitsui Japan and Mitsui USA completed the acquisition from the Company of 3,240,000 and 810,000 shares of Common Stock, respectively, in accordance with the terms of the Purchase Agreement, at a cash price of $29.49 per share.

      Effective March 26, 2004, the Company issued 1,000 shares of restricted Common Stock to Mitsui Japan. The issuance of these shares results from an assignment by Motokazu Yoshida, a director of the Company, to Mitsui Japan of his compensation (in the form of Company shares) for his service on the Company's Board of Directors during the fiscal year ended December 31, 2003.

      (d) None.

      (e) Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 26, 2004


                                     MITSUI & CO., LTD.



                                     By:   /s/ Tatsuo Nakayama
                                           ------------------------------------
                                           Name: Tatsuo Nakayama
                                           Title: General Manager
                                                  First Motor Vehicles Division

                                     MITSUI & CO. (U.S.A.), INC.



                                     By:   /s/ Osamu Koyama
                                           ------------------------------------
                                           Name: Osamu Koyama
                                           Title: Senior Vice President